Exhibit 21.1

Significant Subsidiaries of Dynegy Holdings Inc.

As of December 31, 2009

Subsidiary	State or Country of Incorporation
1. DMT Holdings, Inc.	Delaware
2. Dynegy Falcon Holdings Inc.	Delaware
3. Dynegy Midwest Generation, Inc.	Illinois
4. Dynegy Northeast Generation, Inc.	Delaware